EXHIBIT 99

                              CERTAIN RISK FACTORS

                            Dated: November 14, 2002

     You should carefully consider these risks, as well as those described in the Form 10-QSB filed with this Exhibit, before making an investment decision. The risks described below are not the only risks we face. Additional risks may also impair our business operations. If any of the following risks occur, our business, operating results or financial condition could be materially adversely affected. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment.

We need to raise additional capital in the near future. Our continuing operations are not generating any revenues. We believe that our working capital and the amount we are entitled to receive from our sublessees will be sufficient to fund our operations and capital requirements through 2002. However, we will begin to face a severe liquidity issue beginning in the first quarter of 2003 and, in all likelihood, would need to curtail operations by the end of the second quarter of 2003 if we do not obtain external financing by that time since our continuing operations would not be expected to generate significant revenues, if any, during 2003 even if we were to license any of our indexes in the near future or were to seek to sponsor financial products on our own. We cannot assure you that we would be able to obtain additional capital, nor can we assure you as to the terms upon which we might be able to obtain additional capital. Obtaining additional capital could result in a substantial dilution of your equity investment in us.

We cannot predict whether our index licensing operations will generate significant revenue in the future. We have not yet derived revenues from our index licensing operations. We have had discussions with a variety of parties concerning the potential license of our indexes for the creation of financial products. However, with one exception no longer relevant, these discussions have not resulted in our licensing any of our indexes. We cannot assure you that we will execute licensing agreements with respect to such indexes, that financial products based upon such indexes would enter the market or that we would derive any material revenues with respect to any such licenses. We also have had discussions with a variety or parties concerning the potential assignment of our indexes to a third party, in connection with which we would receive back a license to sponsor financial products based upon the indexes. There can be no assurance we will execute any such agreements or that we would be able to successfully sponsor financial products based upon the indexes. If we were successful in reaching such an agreement with a third party, we would still need to raise external financing in order to be able to sponsor and market these financial products, and we cannot assure you that we would be successful in raising such financing.

We have a history of losses and we anticipate that our losses will continue in the future. As of September 30, 2002, we had an accumulated deficit of approximately $34.6 million. Since inception, the only calendar year during which we were profitable was 1995. We expect to continue to incur operating losses during 2002, although we expect to report net income for 2002. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future.

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Control of the Company by Principal Stockholders. At the present time, Jonathan
Steinberg and Saul Steinberg (who is Jonathan Steinberg's father) beneficially own approximately 48.1% of the common stock of the Company. Additionally, the following entities currently beneficially own the following amount of the common stock of the Company: American Financial Group, Inc., approximately 8.6%; and Reliance Financial Services Corporation, approximately 8.4%. As a result of their beneficial ownership of common stock, these parties will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of its directors. Because it may be very difficult for another company to acquire us without the approval of the Steinbergs, other companies might not view us as an attractive takeover candidate. Our stockholders, therefore, may have less of a chance to benefit from any possible takeover of the Company, than they would if the Steinbergs did not have as much influence.

We rely on our intellectual property. To protect our rights to our intellectual property, we rely on a combination of trademark and copyright law, trade secret protection, confidentiality agreements, laws governing tortious conduct (including, for example, unfair competition) and other contractual arrangements with our employees, affiliates, clients, strategic partners and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or may be unable to take appropriate steps to enforce, our intellectual property rights. We have registered certain of our trademarks in the United States and have pending U.S. and foreign applications for other trademarks. Effective trademark, copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services. We are somewhat dependent upon the use of certain trademarks in our operation, including the mark America's Fastest Growing Companies(R).

We may be liable for information published in our former print publications or on our former online services. We may be subject to claims for defamation, libel, copyright or trademark infringement, invasion of privacy or based on other theories relating to the information we published in our former print publications or through our former online services. We could also be subject to claims based upon the content that was accessible from our web sites through links to other web sites. Defending against any such claim could be costly and divert the attention of management from the operation of our business, and the award of damages against us could adversely affect our financial condition. Our insurance may not adequately protect us against such claims.